UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2000


                            BROKAT AKTIENGESELLSCHAFT
             (Exact name of registrant as specified in its charter)


                               Industriestrasse 3
                                D-70565 Stuttgart
                           Federal Republic of Germany
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         [X]      Form 40-F         [  ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      [  ]     No       [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

                                Table of Contents

                                                                            Page

Financial Information (unaudited):

Consolidated Balance Sheets at September 30, 2000 and
   December 31, 1999 .....................................................     3

Consolidated Statements of Operations for the three and
   nine months ended September 30, 2000 and 1999 .........................     4

Consolidated Statements of Cash Flows for the nine months
   ended September 30, 2000 and 1999 .....................................     5

Notes to Consolidated Financial Statements................................     6

Management's Discussion and Analysis of Financial Condition
   and Results of Operations .............................................    15

Forward-Looking Information and Cautionary Factors that
   May Affect Future Results .............................................    24

Signatures................................................................    33


In this Form 6-K, "Brokat AG," "Brokat," "we," "us" and "our" refer to Brokat Aktiengesellschaft and, unless the context requires otherwise, its consolidated subsidiaries; "Blaze" refers to Blaze Software, Inc. and "GemStone" refers to GemStone Systems, Inc., which are our recently acquired wholly owned subsidiaries; and "AFS" refers to American Financial Systems, Inc., which we have agreed to acquire.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Form 6-K contains such "forward-looking statements." For additional information about factors that could affect our future financial and operating results, see "Forward-Looking Information and Cautionary Factors that May Affect Future Results" in this Form 6-K and our other filings with the Securities and Exchange Commission, including the Registration Statement on Form F-4 filed with the Commission on September 8, 2000.

This Form 6-K is incorporated by reference into our Registration Statements on Form S-8 (Registration Nos. 333-47866 and 333-45594).

                                    BROKAT AG
                           CONSOLIDATED BALANCE SHEETS

(in thousands of Deutsche Mark - TDM -)                  September 30,    December 31,
                                                             2000            1999
                                                          (unaudited)
                                                 Note         TDM             TDM
                                               ---------- -------------------------
ASSETS
------
Current Assets:
Cash and cash equivalents                         (3)         225,634        6,963

Accounts receivable (less allowance for doubtful
accounts of TDM 10,004 and TDM 1,575 at
September 30, 2000 and December 31, 1999,
respectively)                                                  75,480       36,187

Cost and estimated earnings in excess of billings (3)           3,428        1,965
on uncompleted contracts

Advances on purchase commitments                                    0        3,000
Prepaid expenses and other current assets                      35,428        6,795
                                                          -------------------------
Total Current Assets                                          339,970       54,910
                                                          -------------------------

Property and equipment, at cost
Computer equipment                                             34,204       12,813
Furniture and fixtures                                         15,397        5,296
Less: accumulated amortization                                (23,962)      (8,607)
                                                          -------------------------
                                                               25,639        9,502
                                                          -------------------------
Goodwill                                          (6)       1,428,927      188,887
Other intangible assets                           (6)         219,735        8,448
Less: accumulated amortization                                (53,565)     (20,547)
                                                          -------------------------
                                                            1,595,097      176,788
                                                          -------------------------
Investments in associated companies               (6)               0        4,139
Other long-term investments                       (6)          27,341        1,013
Deferred income taxes                                           7,151        2,333
                                                          -------------------------
Total assets                                                1,995,198      248,685
                                                          =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Current liabilities
Short-term debt to banks                          (3)             973       42,271
Consideration issuable to former shareholder's of
Blaze Software, Inc.                              (6)       1,053,942            0
Other short-term debt                                               0        5,665
Accounts payable, trade                                        43,014        5,043
Payroll-related accruals                                       14,239        5,296
Tax-related accruals                                            4,446        2,150
Billings in excess of cost and estimated earnings (3)           6,672        1,818
on uncompleted contracts
Other accrued expenses and current liabilities                 41,725        6,264
Deferred income                                                18,416        3,579
Deferred income taxes                                           7,200        2,377
                                                          -------------------------
Total current liabilities                                   1,190,627       74,463
                                                          -------------------------
Long-term debt to banks                           (3)               0        2,000
Other long-term debt                              (3)         247,385        1,850
                                                          -------------------------
Total liabilities                                           1,438,012       78,313
                                                          -------------------------
Minority interest                                                 264          426
                                                          -------------------------

Shareholders' equity:
Common Stock                                      (3)          58,785       52,512
Additional paid-in capital                                    954,928      343,260
Accumulated deficit                                          (242,264)    (109,064)
Deferred compensation                                        (204,193)    (113,376)
Accumulated other comprehensive loss                          (10,334)      (3,386)
                                                          -------------------------
Total shareholders' equity                                    556,922      169,946
                                                          -------------------------
Total liability and shareholders' equity                    1,995,198      248,685
                                                          =========================


The accompanying notes are an integral part of these Consolidated Financial Statements.

                                    BROKAT AG
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                       Three months   Three months   Nine months     Nine months
                                                          ended          ended          ended           ended
(in thousands of Deutsche Mark - TDM -)                September 30,  September 30,  September 30,   September
                                                           2000           1999           2000          1999
                                                        (unaudited)    (unaudited)    (unaudited)   (unaudited)
                                               Note         TDM            TDM            TDM           TDM
                                              ------------------------ -------------- ----------------------------
Revenues                                        (5)           56,896         23,379        138,625        66,195

COST OF SALES (exclusive of TDM 4,483,
TDM-387, TDB 14,600 and TDM 3,131 of
non-cash charges from stock option grants
in the three months ended September 30,
2000 and September 30, 1999 and the nine
months ended September 30, 2000 and
September 30, 1999)                                          (33,424)       (10,347)      (66,294)      (31,301)
                                                       ----------------------------- ----------------------------
Gross profit                                                  23,472         13,032         72,331        34,894
                                                       ----------------------------- ----------------------------

SELLING EXPENSES (exclusive of TDM 3,466,
TDM-427, TDM 13,681 and TDM 3,775 of
non-cash charges from stock options grants
in the three months ended September 30,
2000 and September 30, 1999 and
the nine months ended September 30, 2000
and September 30, 1999)                                      (25,840)       (11,424)        (62,123)      (34,737)

GENERAL AND ADMINISTRATIVE EXPENSES (exclusive
of TDM 1,547, TDM-177, TDM 6,003 and
TDM 1,129 of non-cash charges from stock option
grants in the three months ended September 30, 2000
and September 30, 1999 and the nine months
ended September 30, 2000 and September 30, 1999)             (11,532)        (4,742)        (27,257)       (11,289)

RESEARCH AND DEVELOPMENT EXPENSE (exclusive of TDM 1,911,
TDM-209, TDM 7,859 and TDM 1,044 of non-cash
charges from stock option grants in the three months
ended September 30, 2000 and September 30, 1999
and the nine months ended September 30, 2000
and September 30, 1999)                                      (14,247)        (5,602)        (35,684)       (10,439)

Amortization of goodwill and other
  intangible assets from acquisitions                        (16,663)       (14,723)       (31,847)      (18,743)
Non-cash charges associated with stock option grants         (11,407)         1,200        (42,142)       (9,080)
                                                       -------------- -------------- ----------------------------
Total operating expenses                                     (79,689)       (35,291)      (199,053)      (84,288)
                                                       ----------------------------- ----------------------------
Operating loss                                               (56,217)       (22,259)      (126,722)      (49,394)
                                                       ----------------------------- ----------------------------

Interest income                                                1,400             35          3,257           837

Interest expenses                                             (7,789)          (437)       (16,057)       (1,186)

Other, net                                                     6,068          1,123          6,527         2,834
                                                       ----------------------------- ----------------------------
Loss before income taxes                                     (56,538)       (21,538)      (132,995)      (46,909)
                                                       ----------------------------- ----------------------------
Income tax benefit (expense)                                    (390)           (61)          (617)         (174)

Minority interest                                                 63              0            162            90

  Other taxes                                                   (114)             0           (217)            0
                                                       ----------------------------- ----------------------------
  Loss from ordinary operations                              (56,979)       (21,599)      (133,667)      (46,993)
                                                       ----------------------------- ----------------------------
  Extaordinary gain                                              435              0            435             0
                                                       -------------- -------------- ----------------------------
Net loss                                        (4)          (56,544)       (21,599)      (133,232)      (46,993)
                                                       ============================= ============================

Basic and diluted loss per share:
  Net loss                                                     (2.00)         (0.80)         (4.87)        (1.84)
                                                       ============== ============== ============================

Weighted average number of common
shares outstanding                                         28,225,667     26,848,773     27,378,432    25,578,925


The accompanying notes are an integral part of these Consolidated Financial Statements.

                                    BROKAT AG
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                   Nine month ended Nine months ended
                                                     September 30,  September 30,
                                                          2000           1999
(in thousands of Deutsche Mark - TDM -)               (unaudited)    (unaudited)
                                                          TDM            TDM
                                                     ------------------------------

Cash flow from Operating Activities:
Net loss                                                   (133,232)       (46,993)
Adjustments to reconcile net loss to net cash
use in operating activities
Extraordinary loss from extinguishment of debt                (436)             0
Minority interest                                             (162)           (90)
Depreciation and amortization                                38,183         21,791
Gain on disposal of property and equipment                        0             (2)
Deferred income taxes                                             5              0
Non-cash charges associated with stock option grants         42,142          9,080
Changes in operating assets and liabilities:
   Accounts receivable                                      (22,606)       (12,436)
   Net changes in cost and estimated earnings
   in excess of billings                                      4,487         (9,391)
   Prepaid expenses and other current assets                (17,993)          (966)
   Accounts payable, trade                                   14,347            500
   Payroll and tax related accruals                           3,548          1,244
   Other accrued expenses and liabilities                    16,097            398
   Deferred income                                           (3,410)         1,277
                                                     ------------------------------
Net cash used  in operating activities                      (59,030)       (35,588)
                                                     ------------------------------

Cash flow from Investing Activities
Acquisition of intangible assets                             (1,396)        (6,845)
Purchases of property and equipemtn                         (10,581)        (8,102)
Purchases of investments                                     (8,567)          (973)
Acquisitions, net of cash acquired                           93,877        (29,431)
Proceeds from sale of property and equipment                      0            402
                                                     ------------------------------
Net cash used in investing activities                        73,333        (44,949)
                                                     ------------------------------

Cash Flow from Financing Activities
Net change in short-term debt                               (48,679)        13,315
Proceeds from debt issuances                                241,750          3,500
Proceeds from sale of common stock, net of costs             18,245            219
                                                     ------------------------------
Net cash provided by financing activities                   211,316         17,034
                                                     ------------------------------

EFFECT OF EXCHANGE RATE DIFFERENCES ON CASH                  (6,948)        (1,070)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                                  218,671        (64,573)

At the beginning of the period                                6,963         68,839
                                                     ------------------------------
At the end of the period                                    225,634          4,266
                                                     ==============================

Supplemental Disclosure of Cash Flow Information
Cash paid for:
 Interest                                                       985            971
 Income taxes                                                     0              0



Effective as of August 29, 2000, Brokat AG acquired 100 % of interest in GemStone, Inc. through the issuance of 2,576,715 of Brokat AG common shares. In addition TDM 16,941 of financial liabilities against the former shareholder of Gemstone were paid through the issuance of 72,033 of Brokat AG common shares. TDM 435 extraordinary gain arising from it.

Effective as of September 29, 2000, Brokat AG acquired 100 % of interest in Blaze Software, Inc. in exchange of 5,424,000 Brokat AG common shares after September 30, 2000.

Brokat AG also acquired 7,6 % of interest in MyAlert S.A. through the issuance of 96,149 of Brokat AG common shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

                                    BROKAT AG

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                           SEPTEMBER 30, 2000 AND 1999

                                   (UNAUDITED)


1.       ORGANIZATION AND BASIS OF PRESENTATION

BROKAT AG (formerly: BROKAT Infosystems AG), Stuttgart, Germany, was founded on September 17, 1994. The Company and its subsidiaries develop and market cross-channel software for the integration of existing IT systems and applications into various electronic channels such as Internet, mobile radio or call centers. The Company's main customers are banks and other institutions that offer and process services through electronic channels.

The accompanying consolidated financial statements, which include the operations of the Company and its wholly-owned subsidiaries, and the financial information included herein are unaudited. However, such information includes all adjustments (consisting solely of normal recurring adjustments) which are, in the opinion of management, necessary to fairly state the results of the interim periods. Interim results are not necessarily indicative of results to be expected for the full year. It is suggested that these consolidated financial statements be read in conjunction with the Company's audited consolidated financial statements for the six months ended December 31, 1999 and for the years ended June 30, 1999, 1998 and 1997 and notes thereto.

All significant intercompany accounts and transactions have been eliminated in consolidation.

2.       NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated in the same manner as basic net income (loss) per share, except that such computation includes the effects of the Company's outstanding stock options, if dilutive. For the three months ended September 30, 2000, and 1999, and the nine months ended September 30, 2000 and 1999 the effects of including outstanding stock options in the diluted net income (loss) per share calculation would have been anti-dilutive. Therefore, options to purchase 3,534,460 shares of common stock for the three and the nine months ended September 30, 2000 and 1,204,818 shares of common stock for the three and the nine months ended September 30, 1999, respectively, were not considered in the computation of diluted loss per share for such periods.

3.       FINANCIAL STATEMENT COMPONENTS

COST AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

Costs and estimated earnings on uncompleted contracts and related amounts billed are as follows:

                                              September 30,  December 31,
                                                  2000           1999
                                                   TDM            TDM
                                              -------------- --------------

Costs incurred on uncompleted contracts              14,448          5,379
Estimated earnings                                   21,844          6,161
                                              -------------- --------------
                                                     36,292         11,540
                                              -------------- --------------

Less billings to date                               (39,536)       (11,393)

                                              -------------- --------------
                                                     (3,244)           147
                                              ============== ==============

Such amounts are included in the accompanying Consolidated Balance Sheets under the following captions:

                                                            September 30,      December 31,
                                                                2000               1999
                                                                 TDM                TDM
                                                            ---------------    -----------
Cost and estimated earnings in excess of billings
on uncompleted contracts                                           3,428             1,965
Billings in excess of cost and estimated earnings
on uncompleted contracts                                           6,672)          (1,818)
                                                            --------------    ------------
                                                                  (3,244)              147
                                                            =============     ============



SHORT-TERM DEBT TO BANKS

At September 30, 2000, the Company had TDM 29,058 (December 31, 1999: TDM 75,500) general purpose lines of credit with several banks. Under the Credit Arrangements, the Company has the option to borrow amounts at various interest rates, payable in Deutsche Mark, respectively in US-Dollar. Use of the borrowing is unrestricted, with the exception of the borrowings under the line of credit with Deutsche Bank AG, Stuttgart, and the borrowings are unsecured.

At September 30, 2000, the Company had outstanding debt borrowings under the Credit Arrangements amounting to TDM 973 (December 31, 1999: TDM 42,271).

The interest rate on short-term borrowings outstanding at September 30, 2000, was between 6.75% and 21.0% (December 31, 1999: between 4.08 % and 6.0%).

LONG-TERM DEBT

During the first quarter of 2000 the Company issued a total of EURO 125 million in senior notes. The senior notes mature in March 2010. Interest on the notes will accrue from the date of their issuance and be payable in cash at a rate of 11 1/2 % per year semiannually in arrears on March 31 and September 30 of each year, commencing September 30, 2000, to holders of record on the immediately preceding March 15 and September 15. The net proceeds of the senior notes were and will be used to repay existing short-term and long-term indebtedness under the bank credit facilities.

The Company entered into a registration rights agreement relating to the notes. Under this agreement, the Company agreed to file a registration statement on the appropriate form under the United States Securities Act of 1933, as amended (the "Act") with respect to an offer to exchange notes for New Notes registered under the Act with terms substantially identical to those of the Notes.

On May 25, 2000 the Company filed a registration statement on the F-4 form of the Securities Act relating to the senior notes issued in March 2000. This registration statement was amended on July 19, 2000, and declared effective by the SEC on August 4, 2000.

The Company agreed to comply with certain covenants, which are defined in the bond indenture. In case of an event of default, i.e. if the company fails to comply with the covenants, the Trustee or the Holders of at least 25 % in principal amount of the outstanding Notes may declare all the Notes to be due and payable immediately. The Company invested a portion of the proceeds from the bond in various debt securities, which did not qualify as "cash equivalents" under the definition set forth in the indenture. Accordingly in May 2000, Brokat did not comply with the covenants of the high yield bond. On July 13, 2000, Brokat disposed of all of those instruments and that settlement was solely for cash, i.e. the event of default was cured.

Shareholders' Equity

On August 14, 2000 the board of management passed a resolution to increase capital using authorized capital II by issuing 2,648,748 new shares for the purchase of GemStone Inc., Beaverton, USA. For further information we refer to
Note 6, "Acquisition of GemStone Inc." The Company is entitled to the funds once the capital increase has been entered in the trade register. This was completed as of August 29, 2000.

Also on August 14, 2000 the board of management passed a resolution to increase capital using authorized capital II by issuing 96,149 new shares for the purchase of 1,251 shares of MyAlert.com. The Company is entitled to the funds once the capital increase has been entered in the trade register. This was completed as of September 28, 2000.


4.       COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is as follows:

                                    Three months           Three months            Nine months              Nine months
                                       ended                  ended                   ended                     ended
                                 September 30, 2000     September 30, 1999       September 30, 2000       September 30, 1999
                                         TDM                    TDM                      TDM                      TDM
                                 ---------------------- ---------------------- ------------------------ ------------------------

Net income (loss)                              (56,544)               (21,599)                (133,232)                 (46,993)
Foreign currency translation
adjustments                                     (6,201)                   580                   (6,948)                  (1,070)
Unrealzed gain on available
for sale securities:                              (36)                     0                       36                        0
                                 ---------------------- ---------------------- ------------------------ ------------------------
                                               (62,781)               (21,019)                (140,144)                 (48,063)
                                 ====================== ====================== ======================== ========================



5.       SEGMENT INFORMATION

The Company is managed as one business segment. The number of business segments may expand as the Company introduces new products or services or expands into different markets.

The external revenues by product group break down as follows:

                                   Three months ended       Three months ended        Nine months ended        Nine months ended
                                   September 30, 2000       September 30, 1999       September 30, 2000       September 30, 1999
                                           TDM                      TDM                      TDM                      TDM
                                 ------------------------ ------------------------ ------------------------ -----------------------

License revenues                                  22,024                    7,162                   60,523                   22,760
Professional services                             24,626                   12,033                   55,720                   24,308
Customer support                                   8,074                    2,413                   16,965                    5,853
Income from the sale of hardware                   2,172                    1,623                    5,379                   13,070
Other                                                  0                      148                       38                      204
                                 ------------------------ ------------------------ ------------------------ -----------------------
                                                  56,896                   23,379                  138,625                   66,195
                                 ======================== ======================== ======================== =======================



6.       ACQUISITIONS

ACQUISITION OF BLAZE

On September 29, 2000, Brokat AG acquired 100% of the shares of Blaze Software, Inc. in exchange for 4,183,009 shares of Brokat AG common shares. Such Brokat AG common shares were transferred to the former shareholders of Blaze Software, Inc. upon registration of the shares by the German Trade Registry, which was completed on October 2, 2000.

As Brokat AG became contractually obligated to acquire the shares of Blaze Software, Inc. on September 29, 2000, the company has recorded the acquisition of this company on that date. However, because under German statutes, share capital cannot be considered issued and outstanding until registered by the German Trade Registry, the company has recorded a current liability called "CONSIDERATION ISSUABLE TO FORMER SHAREHOLDERS' OF BLAZE SOFTWARE, INC." for the value of the shares to be issued. This value was based on the average market price of Brokat AG's common stock over a reasonable period of time before and after the agreement of merger terms and announcement of the merger. This current liability was settled through the issuance of registered common stock on October 2, 2000.

The acquisition was accounted for using the purchase method, and accordingly, the operations of the acquired company have been included in the company's consolidated operating results from their respective acquisition date. The purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Blaze's assets and liabilities at the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill. The following is a summary of the purchase price allocation:

                                                                 TDM
                                                  ------------------

Current assets and other tangible assets                     152,083
Liabilities assumed                                          (25,176)
Customer Base                                                 44,404
Workforce-In-Place                                            13,235
Deferred Compensation                                         73,654
Tradename                                                      1,101
Software                                                      31,510
Goodwill                                                     786,643
                                                  ------------------
                                                           1,077,455
                                                  ==================


         The acquired customer base is being depreciated on a straight-line basis over a period of 5 years. Acquired goodwill is being amortized on a straight-line basis over a period of 7 years. The acquired tradename is being depreciated on a straight-line basis over a period of 3 years and the acquired workforce-in-place on a straight-line basis over a period of 2 years. The software, which is destined for sale, is being amortized based on greater amount computed using the straight-line method over the remaining estimated economic life of 5 years of the product or the ratio of current gross revenues to the total of current and anticipated future gross revenues for that product.

         The components of the purchase price are as follows:

                                                                 TDM
                                                  ------------------

Value of Brokat shares issued                                902,463
Fair value of vested stock options assumed                    85,168
Fair value of unvested stock options assumed                 139,927
Fair value of warrants issued                                     38
Direct acquisition costs                                      23,513
Intrinsic value of unvested options (Deferred
Compensation)                                                (73,654)
                                                  ------------------
Total purchase price                                       1,077,455
                                                  ==================

         The operating results of Blaze have been included in the consolidated income statements from the date of acquisition. The determination and allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the determination and allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.

In connection with the acquisition Brokat agreed to replace outstanding options to purchase shares of Blaze common shares held by Blaze employees with options to purchase Brokat ADSs. These replacement Brokat options will have the same terms and conditions as those currently in place on the Blaze share options, except that the exercise price and number of these options will be adjusted based on the exchange ratio used to consummate the offering. Such Brokat options were placed into an irrevocable trust for the sole benefit of the holder of the former Blaze options. We have made the following assumptions regarding the replacement Brokat options that we plan to issue:

                                            NUMBER OF
                           ORIGINAL         REPLACEMENT     WEIGHTED-AVERAGE
                           AMOUNT OF        BROKAT OPTIONS  EXERCISE PRICE ON
                           BLAZE OPTIONS    TO BE ISSUED    REPLACEMENT OPTIONS
                           -------------    ------------    -------------------

         Vested            2,201,940          402,074            DM 4.86

         Unvested          3,958,107          722,750            DM 28.83

                           ---------        ---------
         Total             6,160,047        1,124,824
                           =========        =========

The estimation of the fair value of the fully vested options is TDM 85,168. This value was determined using a Black-Scholes pricing model and is based on the following weighted-average assumptions:

Risk free interest rate of 6.38 %
Volatility of 90 %,
Expected term of 2.29 years and
Expected dividend yield of 0 %.

This value has been recorded in its entirety as purchase price.

The estimation of the fair value of the unvested options is TDM 139,927. This value was determined using a Black-Scholes pricing model and is based on the following weighted-average assumptions:

Risk free interest rate of 6.38 %
Volatility of 90 %,
Expected term of 2.29 years and
Expected dividend yield of 0 %.

On the grant date of these unvested replacement options, the weighted average intrinsic value of the unvested replacement options is DM 132,53 per share. This amount is calculated by subtracting the weighted-average exercise price of the replacement options of DM 28,83 from the assumed fair market value of common stock on the date of grant of DM 161,36. Thus, the aggregate intrinsic value of all of the unvested replacement options is TDM 98,205 as of the date of grant.

The weighted-average remaining service period on the unvested options is 36 month. The weighted-average aggregate service period under the terms of the initial Blaze award is estimated to be 48 months. Thus, the portion of fair value of the unvested stock options to be classified as deferred compensation expense is 36/48 of the aggregate intrinsic value shown above, or TDM 73,654.

Accordingly, the difference between the fair value of the unvested stock options and the amount classified as deferred compensation of TDM 66,273 has been recorded as additional purchase price.

ACQUISITION OF GEMSTONE

On August 29, 2000, Brokat acquired 100% of the shares of GemStone, Inc. in exchange for 2,130,424 shares of Brokat common stock. Such Brokat common shares transferred to the former shareholders of GemStone, Inc. upon registration of the shares by the German Trade Registry.

As Brokat became obligated to acquire the shares of GemStone, Inc. on August 29, 2000, the date of the registration of the common shares with the German Trade Registry, the company has recorded the acquisition of this company on that date. The value of these shares was based on the average market price of Brokat's common stock over a reasonable period of time before and after the agreement of merger terms and announcement of the merger.

The acquisition was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Blaze's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation:

                                                                 TDM
                                                  ------------------

Current assets and other tangible assets                      20,493
Liabilities assumed                                          (56,861)
Customer Base                                                 10,749
Deferred Compensation                                         16,609
Workforce-In-Place                                             6,275
Tradename                                                      2,469
Software                                                      80,199
Goodwill                                                     427,970
                                                  ------------------
                                                             507,903
                                                  ==================

         The acquired customer base is being depreciated on a straight-line basis over a period of 5 years. Acquired goodwill is being amortized over a period of 7 years using the straight-line method. The acquired tradename is being depreciated on a straight-line basis over a period of 3 years, in accordance with its estimated useful life. The acquired workforce-in-place is being amortized on a straight-line basis over the period of the estimated economic life of 2 years. The software, which is destined for sale, is being amortized based on the greater of the amount computed using the straight-line method over the remaining estimated economic life of 5 years of the product or the ratio of current gross revenues to the total of current and anticipated future gross revenues for that product.

The purchase price consists of the following components:

                                                                 TDM
                                                  ------------------

Value of Brokat shares issued                                459,628
Fair value of vested stock options assumed                    18,426
Fair value of unvested stock options assumed                  22,302
Direct acquisition costs                                      24,156
Intrinsic value of unvested options
(Deferred Compensation)                                      (16,609)
                                                  ------------------
Total purchase price                                         507,903
                                                  ==================

         The operating results of GemStone have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified. In connection with the acquisition Brokat agreed to replace outstanding options to purchase shares of GemStone common shares held by GemStone employees with options to purchase Brokat ADSs. These replacement Brokat options will have the same terms and conditions as those currently in place on the GemStone share options, except that the exercise price and number of these options will be adjusted based on the exchange ratio used to consummate the offering. Such Brokat options were placed into an irrevocable trust for the sole benefit of the holder of the former GemStone options. We have made the following assumptions regarding the replacement Brokat options that we plan to issue:

                           ORIGINAL         NUMBER OF
                           AMOUNT OF        REPLACEMENT     WEIGHTED-AVERAGE
                           GEMSTONE         BROKAT OPTIONS  EXERCISE PRICE ON
                           OPTIONS          TO BE ISSUED    REPLACEMENT OPTIONS
                           --------         ------------    -------------------

         Vested              576,175           92,476            DM 42.07

         Unvested            877,075          140,771            DM 57.37

                           ---------          -------
         Total             1,453,250          233,247
                           =========          =======

The estimation of the fair value of the fully vested options is TDM 18,426. This value was determined using a Black-Scholes pricing model and is based on the following weighted-average assumptions:

Risk free interest rate of 6.24 %
Volatility of 90 %,
Expected term of 2.29 years and
Expected dividend yield of 0 %.

This value has been recorded in its entirety as purchase price.

The estimation of the fair value of the unvested options is TDM 22,302. This value was determined using a Black-Scholes pricing model and is based on the following weighted-average assumptions:

Risk free interest rate of 6.24 %
Volatility of 90 %,
Expected term of 2.29 years and
Expected dividend yield of 0 %.

On the grant date of these unvested replacement options, the intrinsic value of the unvested replacement options is DM 161.68 per share. This amount is calculated by subtracting the weighted-average exercise price of the replacement options of DM 57.37 from the assumed fair market value of common stock on the date of grant of DM 219.05. Thus, the aggregate intrinsic value of all of the unvested replacement options is TDM 22,760 as of the date of grant.

The weighted-average remaining service period on the unvested options is 27 months. The weighted-average aggregate service period under the terms of the initial GemStone award is estimated to be 37 month. Thus, the portion of fair value of the unvested stock options to be classified as deferred compensation expense is 27/37 of the aggregate intrinsic value shown above, or TDM 16,609.

Accordingly, the difference between the fair value of the unvested stock options and the amount classified as deferred compensation of TDM 5,693 has been recorded as additional purchase price.


ACQUISITION OF FERNBACH

On December 20, 1999, the Company acquired 25.1% of the outstanding common stock of Fernbach Financial Software S.A., Luxembourg, for TDM 4,000 in cash (and additional direct acquisition costs of TDM 154). The excess of the purchase price over the company's proportionate share of the fair value of net assets acquired of TDM 4,075 was amortized on a straight-line basis over a period of 7 years. This investment is being accounted for using the equity method of accounting. Fernbach Financial Software S.A., Luxembourg, holds 100% interests in Fernbach Software S.A, Luxembourg, in Fernbach Software AG, Deutschland, and in Fernbach-Software AG, Switzerland. Fernbach companies develop and market software and hardware solutions for the handling of transactions, particularly in the area of bank software.

The purchase agreement gave Brokat an option to acquire the remaining shares of Fernbach Financial Software S.A. until June 30, 2000. In February 2000, the management of Brokat decided to exercise the option to acquire the remaining 74.9% of interest in Fernbach Financial Software S.A., Luxembourg.

As Brokat became obligated to acquire the shares of Fernbach Software S.A. on May 19, 2000, the date of the registration of the common shares with the German Trade Registry, the company has recorded the acquisition of this company on that date. The option purchase price amounted to TDM 41,005 and as met by an issue of 138,547 Companies shares with a fair value equal to TDM 40,375, based on the average market price of Brokat AG's common stock over a reasonable period of time before and after the agreement of merger terms and announcement of the merger. Furthermore a non-contingent stock option program was granted by Brokat AG to the employees of Fernbach Financial Software S.A. For this purpose 29,524 underlying shares were issued by Brokat each with a strike price of DM 21.34. Brokat AG agreed that the former shareholders of FFS will receive the proceeds of the strike price resulting from the exercised stock options.

In connection with a new stock option program for the benefit of the former Fernbach employees 14.767 contingent options, depending on the fulfillment of certain business plan objectives, were issued.

The acquisition of the 74.9 % interest in Fernbach was accounted for using the purchase method. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed, based on the completion of the evaluation of the fair values of Fernbach's assets and liabilities at the date of acquisition. The following is a summary of the purchase price allocation based on the fair value of the acquired 74.9 percent interest in the identified intangible assets of Fernbach:

                                                                 TDM
                                                  ------------------

Current assets and other tangible assets                       8,807
Liabilities assumed                                           (8,599)
Customer Base                                                 12,615
Workforce-In-Place                                             1,371
Tradename                                                        579
Software                                                       3,210
Goodwill                                                      23,253
                                                  ------------------
                                                              41,236
                                                  ==================


         The acquired customer base is being depreciated on a straight-line basis over a period of 5 years. Acquired goodwill is being amortized on a straight-line basis over a period of 7 years. The acquired tradename is being depreciated on a straight-line basis over a period of 3 years, and the acquired workforce-in-place on a straight-line basis over a period of 2 years. The software, which is destined for sale, is being amortized based on the greater of the amount computed using the straight-line method over the remaining estimated economic life of the product of 5 years or the ratio of current gross revenues to the total of current and anticipated future gross revenues for that product.

         The following table presents a reconciliation of the total purchase price of the acquisition of 74.9 % interest in Fernbach Financial Software S.A.:

                                                                 TDM
                                                  ------------------

Value of Brokat AG shares issued                              40,375
Strike price proceeds to be received by former
owners of Fernbach on outstanding stock options
issued                                                           630
Direct acquisition costs                                         231
                                                  ------------------
TOTAL PURCHASE PRICE                                          41,236
                                                  ==================


         The operating results of Fernbach Financial Software S.A. have been included in the consolidated income statements from the date of acquisition. The allocation of purchase price is based on preliminary estimates of fair value and is subject to revision based upon the finalization of management's assessment of the fair value of net assets acquired. Changes in the allocation of purchase price would likely be limited to the recording of other identified intangible assets, resulting in a reduction of goodwill, if such assets and their respective values can be identified.


ACQUISITION OF MYALERT.COM

In a contract dated June 28, 2000 Brokat AG signed an agreement to acquire 1,365 shares of MyAlert.com 's common stock (equivalent 7.6 % of common stock) through the issuance of 96,149 of its common stock and through the additional payment of TDM 2,198 in cash. MyAlert.com is a Spanish company that is not yet publicly traded. On July 3, 2000 Brokat transferred the cash portion of the acquisition price to MyAlert.com.

The transaction was consummated after the registration of the 96,149 of Brokat's common stock with the German Trade Registry as of September 28, 2000. This common stock had a value of TDM 16,078 based on the average market price of Brokat AG's common stock on the three day period immediately before, during and after the agreement of acquisition terms.

The total acquisition cost amounted to TDM 18,277.

This investment is being accounted for utilizing the cost method of accounting.


PRO FORMA FINANCIAL INFORMATION

         The following unaudited pro forma financial information presents results as if the acquisitions of GemStone, Blaze, Fernbach, MeTechnology and TST had occurred at the beginning of the respective periods.

         The pro forma amounts have been prepared for comparative purposes only and include certain adjustments, primarily depreciation and amortization on acquired intangible assets, based on the allocated purchase prices of Blaze, GemStone and Fernbach. The pro forma amounts presented above do not reflect any benefits from economies that might be achieved from combining operations. The pro forma information does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the combined companies.

                         THREE MONTHS ENDED      THREE MONTHS ENDED      NINE MONTHS ENDED     NINE MONTHS ENDED
                         SEPTEMBER 30, 2000      SEPTEMBER 30, 1999     SEPTEMBER 30, 2000     SEPTEMBER 30, 1999
                         ------------------      ------------------     ------------------     ------------------
                            (UNAUDITED)             (UNAUDITED)             (UNAUDITED)           (UNAUDITED)
                            -----------             -----------             -----------           -----------
Pro forma net sales
(in TDM)                       90,746                  49,325                 227,773               131,639

Pro forma net loss
(in TDM)                      180,881                 117,341                 425,167               299,628

Pro forma loss per
share - basic and
diluted
(in Deutsche Mark)              6.61                    4.59                   15.53                 11.71


SUBSEQUENT EVENTS


ASIS:

On September 22, 2000 Brokat has signed a contract to acquire 100 percent of the shares of ASIS Sicherheits- und Informationssysteme GmbH, Rodenbach, a German limited liability company, for cash payment of TDM 4,000. The acquisition will not be consummated until public certification of the contract and until consent of the supervisory board of Brokat will take place. This is expected to occur in the fourth quarter of 2000.


SIEMENS

On October 2, 2000, Brokat announced that they have signed a strategic cooperation agreement with Siemens AG for joint development and distribution in the mobile telecommunication industry. Within the framework of the cooperation, Siemens AG will acquire a 3% interest in Brokat. This corresponds to a capital inflow of approximately TDM 140,820. In exchange, Brokat will issue 926,595 shares of its common stock to Siemens AG from the authorized capital. In addition, Siemens AG will be granted a seat on the supervisory board of Brokat. Within the framework of the transaction, Siemens AG has agreed to also acquire extensive software licenses from Brokat.


AFS

On October 12, 2000, Brokat announced the acquisition of Automated Financial Systems, Inc. (AFS), New York. Under the terms of the agreement Brokat will acquire 100 percent of privately held AFS in exchange for approximately 590,503 Brokat ordinary shares (equivalent to 1,181,006 American Depository Shares) that will be issued from previously authorized capital. The transaction is valued at approximately TDM 80,611, based on the closing price for Brokat's ordinary shares of Euro 69.80 (USD 60.61) on the Neuer Markt on October 11, 2000. Of this amount, approximately TDM 46,496 in Brokat shares will be held in escrow and released to the sellers of AFS only upon satisfaction of certain performance-related events. The acquisition is subject to regulatory approvals and other customary conditions.


KORDOBA KG

Brokat has acquired 13 percent of the shares of Kordoba Gesellschaft fur Bankensoftware GmbH & Co. KG, Munich. A majority of Kordoba is owned by Siemens Business Services GmbH & Co. OHG (SBS). The purchase price for the shares in the amount of TDM 14,000 will be paid through the issuance of Brokat shares from already authorized capital. Kordoba KG, headquartered in Munich, was founded in 1998 and now employs a workforce of around 130. In the past fiscal year the company achieved sales of TDM 44,100.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

Overview

Business

We are among the world's leading suppliers of software for e-Business solutions and a worldwide market leader in the Internet banking segment. Our key product is the modular s-Services platform Twister. This multi-industry software package integrates existing IT systems and applications within companies and provides secure links to various electronic channels like the Internet and mobile phone. Twister incorporates extensive Customer Relationship Management and Enterprise Application Integration functionalities.

We provide e-Finance solutions, particularly to banks in Germany but also to other geographic areas such as the United Kingdom and the rest of Europe, the United States, as well as the Asia-Pacific region. We intend to take advantage of our leading position in the European e-Banking sector to further strengthen our presence in other geographic areas and in other e-Business sectors particular in the m-Business market. Our long-term objective is to establish our core product as the industry standard platform for the delivery of e- and m-Business services.

Revenue

Our revenue is derived primarily from four sources:

Software licensing fees. We derive licensing fees from the licensing of the software we develop. Fees from the sale of licenses are recognized upon delivery of the software to our customer if collection of the resulting receivable is probable, an agreement has been signed, the fee is fixed or determinable and we have no significant obligations remaining. In a majority of projects, however, revenue is recognized over the duration of the project when we are obligated to provide a significant amount of professional services to install and customize the software to meet a customer's requirements.

Professional services fees. We derive fees from consulting, customization and installation services, which are recognized relative to the portion of the project completed on fixed fee contracts and as these services are performed on variable fee contracts.

Customer support revenue. We derive fees from ongoing customer support services, which are provided based on maintenance agreements. These agreements typically have a term of one year, which automatically roll over if not terminated and revenue is recognized ratably over the period of the agreement.

Tradable goods. We derive revenue from the resale of hardware and, to a lesser extent, software obtained from third parties as part of the provision to our customers of comprehensive e-Business solutions. This revenue is recognized at the time of delivery.

Stock Option Plans

Under our 1998 and 1999 stock option plans for employees, we have issued options to acquire up to an aggregate of approximately 2.4 million of our ordinary shares. For optionees to exercise these options, the increase in the market value of our shares above the exercise price since the time of the issuance must at least equal the overall increase in the value of the Frankfurt Stock Exchange Neuer Markt Index over the same time period. Based on the intrinsic value method required by the Accounting Principles Board, or APB, Opinion No. 25 "Accounting for Stock Issued to Employees," we recognized in our statement of operations non-cash charges related to stock option grants of DM 42.1 million for the nine months ended September 30, 2000 and DM 9.1 million for the nine months ended September 30, 1999. The increase is due to an increase in our stock price since the comparison period. The amount of these non-cash charges under this accounting treatment generally increases as the market price of our shares increases during an accounting period and decreases as the market price declines. Our consolidated balance sheet also reflects a reserve in our deferred compensation account and a credit to additional paid-in capital in respect of these options.

On May 26, 2000, our shareholders approved the establishment of an employee participation program similar to our stock option programs. This program includes convertible bonds of up to 2.6 million shares with a nominal value of 1 Euro per share and a corresponding conditional capital increase to provide a sufficient number of shares for our employees who exercise their conversion rights under this program.

Fiscal Year Change

In November 1999, our shareholders approved a change in our fiscal year from a fiscal year ended June 30 to a calendar fiscal year ended December 31. For the transition period in 1999, our fiscal year began on July 1, 1999 and ended on December 31, 1999.


Recent Acquisitions and Other Strategic Initiatives

Automated Financial Systems

In October 2000, we entered into a definitive merger agreement under which Automated Financial Systems, Inc., a New York corporation headquartered in New York, will become our wholly owned subsidiary. The AFS acquisition is currently expected to close in the fourth quarter of 2000.

Under the terms of the agreement, we agreed to acquire 100 percent of privately held AFS in exchange for 0.6 million ordinary shares to be issued from previously authorized capital. At the announcement of the acquisition the transaction was valued at approximately DM 80.6 million. Of this amount, approximately DM 46.5 million worth of our shares will be held in escrow and released to the sellers of AFS only upon satisfaction of certain performance-related events. The acquisition is subject to regulatory approvals and other customary conditions.

AFS produces software applications for online brokerage and web trading applications and offers clearing services to their customers. The company is a leading provider of proven Internet Brokerage systems and telephone-based Interactive Voice Response Systems (IVR). We are acquiring AFS to complement our recently introduced European-brokerage suite, allowing us to offer brokerage functionalities tailored to the U.S. and European markets via multiple channels.

Kordoba

In September 2000, we entered into a definitive agreement to acquire 13% of the equity of Kordoba Gesellschaft fur Bankensoftware mbH & Co. KG, Munich. The purchase price of DM 14 million will be paid through the issuance of our shares from previously authorized capital.

Kordoba, an indirect subsidiary of Siemens AG, is a leading software house in the bank market. The Kordoba overall solutions system integrates components that operate the internal bank reporting systems. Besides this the solution provides modules for customer oriented transactions. Through the adoption of Brokat's e-Services platform, Twister, with Kordoba's existing technology and a close technological cooperation, we expect to achieve faster time-to-market implementation for Kordoba's customer. This investment also gives us access to a customer base of 50 banks that use Kordoba software.

Asis

In September 2000 we agreed to a contract to acquire 100 percent of the shares of ASIS Sicherheits- und Informationssysteme GmbH, Rodenbach, a German limited liability company, for DM 4.0 million. The acquisition will not be consummated until public certification of the contract. This is expected to occur in the fourth quarter of 2000.

Siemens

In September 2000, we entered into a definitive agreement with Siemens AG under which Siemens agreed to subscribe for new shares of ours. In return for a contribution in cash totaling approximately DM 140.8 million, Siemens was granted the exclusive right to subscribe for new ordinary shares representing 3% of our ordinary shares without giving effect to our acquisition of Blaze Software.

The objective of the cooperation is to develop and distribute a joint product for mobile payment transactions via mobile phones. We intend to work with Siemens to create and develop a new mobile payment software suite that combines the prepaid technology of Siemens with our payment technology and that faces new business opportunities.

Blaze Software

In June 2000, we entered into a definitive merger agreement under which Blaze Software, Inc., a Delaware corporation headquartered in San Jose, California, became a wholly owned subsidiary of ours in September 2000. In exchange for Blaze stock in the merger, Blaze stockholders received our American depositary shares, which are quoted on the Nasdaq National Market. We have included Blaze's results in our consolidated financial accounts, as of the completion of the Blaze merger on September 29, 2000.

Blaze designs, develops, markets and supports software that enables companies to provide their customers, employees, partners and suppliers with adaptable and personalized interactions that are consistent across all company communication channels, including the Internet, automated telephone response systems, manned customer service centers, automated self-service kiosks and others. Blaze software enables companies to translate business rules into a format that can be used by business applications. Blaze software also enables companies to communicate their unique way of doing business through these interactions. This differentiates Blaze from its competitors, provides incentives for customers to use Blaze products and services and allows business persons to modify the business rules included in Blaze software quickly and easily, enabling companies to respond quickly to changes in market conditions, business practices and user preferences. Blaze also provides consulting and professional services to help customers plan, develop and implement personalization solutions using Blaze software.

We acquired Blaze in order to strengthen our product portfolio and enhance our core technology. In addition, the merger with Blaze fits with our publicly stated strategy of expanding our North American presence.

In connection with the Blaze merger, we issued approximately 5.4 million of our ordinary shares in the form of American depositary shares on the basis of 2 American depositary shares for each ordinary share. Upon consummation of the Blaze acquisition, Blaze stockholders and a trust for the benefit of Blaze employees held approximately 15.3% of our outstanding ordinary shares. At the closing of the acquisition Blaze was valued at DM 857.2 million. Of the total ordinary shares issued in the merger, about 1.3 million were issued to a trust solely for the benefit of current and future Blaze employees, to fulfill preexisting stock option obligations as well as grants to be made in the future. The Blaze acquisition was accounted for under U.S. GAAP as a purchase and qualified as a tax-free reorganization under the U.S. Internal Revenue Code.

GemStone Systems

In June 2000, we entered into a definitive merger agreement under which GemStone Systems, Inc., an Oregon corporation headquartered in Beaverton, Oregon, became a wholly owned subsidiary of ours in August 2000. In exchange for GemStone stock in the merger, GemStone stockholders received Brokat ordinary shares. We acquired GemStone in order to strengthen our product portfolio and enhance our technology. Since the completion of the GemStone merger on August 29, 2000 we have included GemStone's results in our consolidated financial accounts.

In connection with the GemStone merger, we issued approximately 2.6 million ordinary shares. Upon consummation of the GemStone merger, GemStone stockholders and a trust for the benefit of GemStone employees held approximately 8.8% of our outstanding ordinary shares without giving effect to the consummation of the Blaze acquisition. At the closing of the acquisition GemStone was valued at DM
611.3 million. The GemStone acquisition was subject to a fairness hearing under Oregon law. The GemStone acquisition was accounted for under U.S. GAAP as a purchase and qualified as a tax-free reorganization under the U.S. Internal Revenue Code.

MeTechnology

In May 1999, we acquired MeTechnology AG, a German company involved in the development and implementation of online banking software. Consideration for this acquisition consisted of approximately 2.3 million of our ordinary shares with a value of DM 159.7 million on the date of acquisition. We acquired MeTechnology in order to add technology and research personnel complementary to our business, to widen our product range and to enhance our existing products.

Transaction Software Technologies

In May 1999, we acquired Transaction Software Technologies, Inc. for DM 34.9 million in cash. TST, which was headquartered in Atlanta, Georgia, had been active in the development and implementation of cash management systems for banking institutions in the United States. We acquired the company in order to add TST's corporate cash management software application marketable in the United States to our existing product range and to enhance our presence in the U.S. market.

Summary Financial Data

   Key Figures (DM in thousands, except percentages and number of employees)

                                      9 MONTHS                     9 MONTHS                    CHANGE
                                 JANUARY - SEPTEMBER         JANUARY - SEPTEMBER            YEAR-ON-YEAR
                                        2000                         1999
                                        ----                         ----
Sales                                  138,625                      66,195                      109%
Gross Margin                                52.2%                       52.7
EBITDASO(1)                            (39,708)                    (15,599)                     155%
Net Loss                              (133,232)                    (46,993)                     184%

International Sales                     79,571                      17,760                      348%
License Sales                           60,524                      22,760                      166%
Partner Sales                           31,896                      21,695                       47%

Shareholders Equity                    556,922                     169,946                      228%
Balance Sheet Total                  1,955,198                     248,685                      702%
Equity Ratio                                28%                         68%

Net Cash Flow
From Investing                          73,333                     (44,949)                      63%
Cash                                   225,634                       4,226                     5189%

Total number of Employees                1,251                         548                      128%

-------------------------
(1) EBITDASO = Earnings before Interest, Tax, Depreciation, Amortization and Stock Options

Results of Operations

Impact of Blaze and GemStone Consolidations

We began consolidating the financial results of Blaze and GemStone from their respective dates of acquisition. GemStone was consolidated as of August 29, 2000 and Blaze as of September 29, 2000. With respect to our results of operations and cash flows for the third quarter of 2000, the impact of inclusion of data for Blaze and GemStone is immaterial.

Revenue

Total consolidated revenue increased DM 33.5 million, or 143%, to DM 56.9 million for the quarter ended September 30, 2000 from DM 23.4 million for the comparable period in 1999.

For the nine months ended September 30, 2000 total revenue increased DM 72.4 million, or 109%, to DM 138.6 million from DM 66.2 million for the comparable period in 1999.

The major reason for this revenue growth was the increase in international revenue to 55% in the quarter ended September 30, 2000 from 43% of revenue in the comparable period in 1999. Total third quarter international revenue tripled to DM 31.3 million in 2000 from DM 10.0 million in 1999. Our operations in the United States and the United Kingdom contributed significantly to this increase. Also, the average project size increased over the last 12 months from an average of about DM 1 million to an average size of about DM 2 million, supporting our over all revenue growth.

Revenue from licensing software increased DM 14.9 million, or 208%, to DM 22.0 million for the quarter ended September 30, 2000 from DM 7.2 million for the comparable period in 1999. Software licensing revenue represented 39% of sales for the quarter ended September 30, 2000, an increase from 31% for the comparable period in 1999.

For the nine months ended September 30, 2000 revenue from licensing software increased DM 37.7 million, or 165%, to DM 60.5 million from DM 22.8 million for the comparable period in 1999. Software licensing revenue represented 44% of sales revenue for the nine months ended September 30, 2000, an increase from 34% for the comparable period in 1999.

Year over year license revenues for the nine months period increased according to plan as our underlying e-Business continued to grow in terms of expanded e-Business offerings as well as number of end-users accessing e-Business solutions which generates higher transaction volumes for our customers. Also, as our core product Twister becomes more standardized, the ratio between professional services and license revenue becomes more favorable. Quarter over quarter license revenue decreased as a percentage of revenues from 45% to 39% mainly due to a strong increase in professional service work as discussed below. In addition, license up grade business was fairly low in the third quarter, because we are currently converting our pricing model from a session-based pricing to a CPU-based pricing model (CPU = Central Processing Unit). The CPU-based pricing model offers the same potential for up-grade business as the session-based model once the conversion has been completed.

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Professional services revenue increased DM 12.6 million, or 105%, to DM 24.7 million in the quarter ended September 30, 2000 from DM 12.0 million for the comparable period in 1999. Service revenue represented 43% of total sales revenue for the quarter ended September 30, 2000, a decrease from 52% in the comparable period in 1999.

For the nine months ended September 30, 2000 professional services revenue increased DM 31.4 million, or 129%, to DM 55.7 million from DM 24.3 million for the comparable period in 1999. Professional service revenue represented 40% of total sales revenue for the nine months ended September 30, 2000, an increase from 37% for the comparable period in 1999.

The roll out of new product solutions in the area of mobile-brokerage as well as mobile-Commerce increased the demand for our professional services work involving the implementation and customization of those new products. Since pilot projects are mostly done by our own professional service staff rather than through our technology partners, professional services revenue increased over the last two quarters as a percentage of overall revenues. It is our goal to reduce proportion of professional services revenue and to increase the proportion of license revenue as a percentage of total revenue by increasing our cooperation with technology partners after completion of the pilot phase of these projects.

Revenue from the sale of tradable goods increased DM 0.5 million, or 34%, to DM
2.2 million for the quarter ended September 30, 2000 from DM 1.6 million for the comparable period in 1999. In the quarter ended September 30, 2000, revenues from the sale of tradable goods were 4% of total sales, down from 7% of overall sales in the comparable period in 1999

For the nine months ended September 30, 2000 revenue from the sale of tradable goods decreased DM 7.7 million, or 59%, to DM 5.4 million from DM 13.1 million for the comparable period in 1999. Tradable goods revenue represented 4% of total sales revenue for the nine months ended September 30, 2000, compared to 20% for the comparable period in 1999.

Sales of tradable goods are not part of our strategic business and we were successful in reducing this portion of overall revenue as planned. These sales generally represent hardware sales from third parties that we ship through to customers in connection with project solutions, usually without a significant mark-up.

Customer support revenue increased DM 5.7 million, or 235%, to DM 8.1 million for the quarter ended September 30, 2000 from DM 2.4 million for the comparable period in 1999. Customer service revenue represented 14% of total sales revenue for the third quarter ended September 30, 2000, compared to 10% for the comparable quarter in 1999.

For the nine months ended September 30, 2000 customer support revenue increased DM 11.1 million, or 190%, to DM 17.0 million from DM 5.9 million for the comparable period in 1999. Customer service revenue represented 12% of total sales revenue for the nine months ended September 30, 2000, compared to 9% for the comparable period in 1999.

The increase in customer support revenue was in line with our business plan. As our license revenue has grown customer support revenue has also grown as the majority of our customers opted for maintenance support and "hotline" services. We do not recognize customer support revenue until after the completion of a project, however, so these revenues tend to trail license revenues.

Internationally (outside of Germany) generated revenue increased DM 21.3 million or 212% to DM 31.3 million for the quarter ended September 30, 2000 from DM 10.1 million for the comparable period in 1999.

For the nine months ended September 30, 2000 international revenue increased DM
61.8 million, or 348%, to DM 79.6 million from DM 17.8 million for the comparable period in 1999. International revenue represented 57% of total sales revenue for the nine months ended September 30, 2000, an increase from 27% for the comparable period in 1999. The successful growth of our international business reflects our continues investments in sales and marketing which have led to broader acceptance of our products in our core markets outside of Germany. In the last 12 months we were able to considerably build up our business in North America with the addition of significant new customers like Toronto Dominion Bank, Charter One or Bank of America.

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Cost of Sales

Cost of sales increased DM 23.1 million, or 223%, to DM 33.4 million for the quarter ended September 30, 2000 from DM 10.3 million for the comparable period in 1999. Gross profit increased to DM 23.5 million for the quarter ended September 30, 2000 from DM 13.0 million for the comparable period in 1999. Gross margin was 41.3% for the quarter ended September 30, 2000 compared to 55.7% for the comparable period in 1999.

As mentioned above, in the third quarter for the first time we were able to generate revenues from strategically important pilot projects in the mobile-brokerage and mobile-Commerce field. These strategic mobile-projects are initially characterized by smaller license sales and a higher proportion of professional services work. Since we handle those pilot projects as main contractors, instead of entering into partner relationships, we had to work with sub-contractors to support our system integration work. As main-contractor we have to book all expenses from the sub-contractors in our cost of sales. When working with partners we only book the revenues and costs that have been generated by our in-house professional services team. The much higher expense rate of our sub-contractors depressed our gross margin in the third quarter of 2000. It is not our business model to work extensively with subcontractors but rather with business partners. In a pilot phase when we roll out new products, however, customers prefer us to take on the role of a main contractor to lead the project.

In addition, we were not able to book all of the license revenues according to percentage of completion because of some extended payment terms that we agreed to in a strategically important mobile project. Some of that license revenue, therefore, was postponed into the fourth quarter of 2000 and the first quarter of 2001.

Such strategically important projects are anticipated to make an ongoing contribution to future revenue growth. After conclusion of the pilot phase, we anticipate that our technology partners will take a stronger role in implementing our products in future projects.

As discussed above, the effects of the current conversion of our pricing model to a CPU based license model contributed to a lower volume of license upgrades and for that to a lower gross margin in the third quarter.

For the nine months ended September 30, 2000, cost of sales increased DM 35.0 million, or 112%, to DM 66.3 million from DM 31.3 million for the comparable period in 1999. This resulted in a gross profit margin of 52.2%, which stayed flat to the comparable period in 1999 and went down from 60% in the first six months of 2000 due to the effect of the third quarter of 2000 discussed above.

Operating Expenses

Selling expenses increased DM 14.4 million, or 126%, to DM 25.8 million for the quarter ended September 30, 2000 from DM 11.4 million for the comparable period in 1999. Selling expenses were 45% of total revenues for the quarter ended September 30, 2000, down from 49% for the comparable period in 1999.

For the nine months ended September 30, 2000 selling expenses increased DM 27.4 million, or 79%, to DM 62.1 million from DM 34.7 million for the comparable period in 1999.

Selling expenses developed according to our expectations. Even though we continued to invest heavily in selling and marketing to drive our international expansion and to support our market entry strategy into mobile business, we were able to reduce our expenses as a percentage of revenues.

Research and development expenses increased DM 8.6 million, or 154%, to DM 14.2 million for the quarter ended September 30, 2000 from DM 5.6 million for the comparable period in 1999. Research and development expenses represented 25% of total revenues for the quarter ended September 30, 2000, compared to 24% for the comparable period in 1999. This increase is mainly the result of the addition of research and development personnel, especially contributed by recently acquired Fernbach, which was for the first time consolidated for a full quarter and GemStone, which was consolidated for one month.

For the nine months ended September 30, 2000 research and development expenses increased DM 25.2 million, or 242%, to DM 35.7 million from DM 10.4 million for the comparable period in 1999. Research

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and development expenses represented 26% of total revenues for the nine months ended September 30, 2000, compared to 16% for the comparable period in 1999. The nine-months comparison is also mainly driven by the addition of research and development personnel specifically from MeTechnology and Transaction Software Technologies, which were consolidated in June of 1999. In the third quarter of 1999 our research and development expenses increased from 11% to 24% of overall revenues.

General and administrative expenses increased DM 6.8 million, or 143%, to DM
11.5 million for the quarter ended September 30, 2000 from DM 4.7 million for the comparable period in 1999. General and administrative expenses represented 20% of total revenues for the quarter ended September 30, 2000, compared to 18% for the comparable quarter in 1999.

For the nine months ended September 30, 2000 general and administrative expenses increased DM 16.0 million, or 141%, to DM 27.3 million from DM 11.3 million for the comparable period in 1999. General and administrative expenses represented 20% of total revenues for the nine months ended September 30, 2000, compared to 17% for the comparable period in 1999.

These increases were partly due to the continued build-up of an administrative infrastructure to support the rapid growth of our international business. Additionally, legal and other professional fees related to our expansion strategy including acquisitions and strategic partnerships contributed to our general and administrative expenses.

In the quarter ended September 30, 2000, we incurred net interest expenses of DM
6.4 million, an increase in our net interest expenses of DM 6.0 million compared to net interest expenses of DM 0.4 million for the comparable period in 1999. This increase resulted primarily from the change in our sources of funding from the proceeds of our initial public offering together with a line of credit provided by a bank to the proceeds of the issuance of Euro 125 million (DM 244.5 million) in principal amount of our senior notes.

For the nine months ended September 30, 2000, interest expenses, net were DM
12.8 million. This reflects an increase of DM 12.5 million compared to net interest expenses of DM 0.3 million for the comparable period in 1999.

Other income, net increased DM 5.0 million, or 440%, to DM 6.1 million in the quarter ended September 30, 2000 from DM 1.1 million in the comparable period in 1999. This increase resulted primarily from income booked as a result of changes in exchange rates.

For the nine months ended September 30, 2000 other income, net, increased DM 3.7 million, or 130%, to DM 6.5 million from DM 2.8 million for the comparable period in 1999.

Net Loss

As a result of the foregoing, our net loss for the quarter ended September 30, 2000 increased by DM 34.9 million, or 162%, to DM 56.5 million from DM 21.6 million for the comparable period in 1999. Excluding the effect of amortization of goodwill and other intangible assets from acquisitions and non-cash charges associated with stock option grants, our net loss would have been DM 28.5 million for the quarter ended September 30, 2000 as compared with DM 5.7 million for the comparable period in 1999.

For the nine months ended September 30, 2000 net loss increased DM 86.2 million, or 184%, to DM 133.2 million from DM 47.0 million for the comparable period in 1999. Excluding the effect of amortization of goodwill and other intangible assets form acquisitions and non-cash charges associated with stock option grants, our net loss would have been DM 59.2 million for the nine months ended September 30, 2000 as compared with DM 19.2 million for the comparable period in 1999.



Liquidity and Capital Resources

Since our incorporation in 1994 we have met our cash requirements through issuance of our ordinary shares, bank borrowings and other indebtedness (including loans from silent partners), cash flow from operations and interest income on short-term investments. We have not been profitable since the fiscal year

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ended June 30, 1996. We had an accumulated deficit of DM 242.3 million as of
September 30, 2000, compared to an accumulated deficit of DM 109.1 million as of December 31, 1999.

During the twelve-months periods ended June 30, 1999, 1998 and 1997, the six-month period ended December 31, 1999 and the nine-months period ended September 30, 2000, our EBITDA and EBITDASO (defined as Earnings before Interests, Taxes, Depreciation, Amortization and Stock Options Grants) were negative. We reported a deficiencies in earnings to cover fixed charges of DM
1.7 million, DM 11.8 million, DM 44.0 million, DM 51.3 million and DM 133.7 million for the fiscal years ended June 30, 1997, 1998 and 1999, the six months ended December 31, 1999 and the nine months ended September 30, 2000.

We expect to continue to generate net losses for the foreseeable future. We currently anticipate that working capital, including cash and cash equivalents on hand, will be sufficient to allow us to meet our cash requirements for at least the next twelve months. Our cash requirements may vary significantly, however, from those we now foresee. If we continue to generate operating and net losses and negative cash flow, we will eventually need to raise additional cash.

Current Assets and Liabilities

As of September 30, 2000, we had current assets of DM 340.0 million and current liabilities of DM 136.7 million, net of consideration payable in the form of capital stock upon consummation of corporate formalities in closing the Blaze acquisition. Current assets included cash and cash equivalents of DM 225.6 million and accounts receivable of DM 75.5 million.

Current liabilities as of September 30, 2000 included approximately DM 1.0 million of short-term borrowings under a credit facility with a bank. Under this and other committed bank lines we have aggregate available commitments of DM
29.1 million. These facilities, which contain customary financial and operating covenants, consist mainly of the following:

(1) An unsecured revolving credit facility with a bank under which we can borrow up to DM 10.0 million for working capital and other general corporate purposes. As of June 30, 2000, there was no amount outstanding under this credit facility.

(2) An unsecured revolving bank credit facility under which we can borrow up to an aggregate of DM 5.0 million for working capital and other general corporate purposes. This revolving credit facility is scheduled to expire on December 31, 2000.

(3) An unsecured revolving credit facility with a bank under which we can borrow up to DM 5.0 million for working capital and other general corporate purposes. This facility is extended by the lender on a month-to-month basis. Amounts outstanding under this facility bear interest at 6.75% per annum, subject to change based on market conditions. This facility contains customary financial and operational covenants. We may prepay loans at month-end.

(4) An unsecured revolving bank credit facility under which we can borrow up to an aggregate of DM 5.5 million for working capital and other general corporate purposes. This revolving credit facility is scheduled to expire on June 30, 2001.

Our ability to incur additional indebtedness under these arrangements or otherwise is constrained by the terms of the indenture governing our outstanding 11 1/2% senior notes due 2010.

We also have outstanding obligations owed to the former shareholders of TST of DM 1.9 million, at present value as of September 30, 2000, potentially due in May 2001.

Operating Activities

Net cash used in operating activities totaled DM 59.0 million for the nine months ended September 30, 2000, compared to DM 35.6 million for the comparable period in 1999. Net cash used in operating activities totaled DM 27.5 million, DM 35.7 million, DM 13.4 million and DM 3.2 million for the six months ended December 31, 1999 and the fiscal years ended June 30, 1999, 1998 and 1997. These increases in net cash used in operations reflect the increasing net losses experienced in these periods.

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Investing Activities

For the nine months ended September 30, 2000 net cash provided by investing activities totaled DM 73.3 million compared to cash used of DM 44.9 million for the comparable period in 1999. Cash flow from cash used in acquisitions, net of cash acquired, provided DM 93.9 million of net cash for the nine months ended September 30, 2000, primarily due to cash acquired in the Blaze acquisition, compared to net cash used of DM 29.4 million for the comparable period in 1999. Cash used for purchases of investments totaled DM 8.6 million for the nine months ended September 30, 2000, compared to DM 1.0 million for the comparable period in 1999. Cash used for purchases of property and equipment was DM 10.6 million for the nine months ended September 30, 2000, compared to DM 8.1 million for the comparable period in 1999.

Financing Activities

Net cash provided by financing activities totaled DM 211.3 million for the nine months ended September 30, 2000, compared to DM 17.0 million for the comparable period in 1999. This included the following:

(1) Cash provided by the issuance of our 11.5% senior notes due 2010 in March 2000, with net proceeds of DM 241.8 million, partially offset by the repayment of existing indebtedness in the amount of DM 48.7 million from the proceeds of the senior notes.

(2) net cash proceeds of DM 18.2 million from an investment in our ordinary shares by a subsidiary of Intel Corporation.



Accounting for Income Taxes

We use the liability method of accounting for income taxes in compliance with SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

For the year ended June 30, 1999 and the six months ended December 31, 1999, we had deferred tax assets in the amount of DM 1.4 million and DM 2.3 million, and deferred tax liabilities in the amount of DM 1.4 million and DM 2.4 million. Due to our history of operating losses, the probability that we will make use of these loss-carry forwards in the future must be regarded as less than 50%. Consequently, we have booked valuation allowances on the deferred tax asset for the portion of the deferred tax assets not offset by deferred tax liabilities.


Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, Accounting for derivative instruments and hedging activities. SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

In June 2000, the Financial Accounting Standards Board issued SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. This Statement addresses a limited number of issues causing implementation difficulties for numerous entities that apply SFAS 133 and this Statement amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and certain hedging activities. SFAS 137 delayed the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. A company may implement the statements as of the beginning of any fiscal quarter after

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issuance; however, SFAS 133 cannot be applied retroactively. We expect that the adoption of SFAS 133, SFAS 137, and SFAS 138 may have a material impact on the financial position or the results of operations of us, but are unable to estimate the effects of adoption at this time. Specifically, we believe that the following changes in our accounting policies will result from the adoption of SFAS 133:

We expect that a number of our contracts will contain embedded derivatives, which will need to be recorded as assets or liabilities at fair value. The primary contracts of that will be affected by FAS 133 are those in which the payment provisions of the contracts are not designated in either our functional currency or that of the supplier.


               FORWARD-LOOKING INFORMATION AND CAUTIONARY FACTORS
                         THAT MAY AFFECT FUTURE RESULTS

The U.S. SEC encourages companies to disclose forward-looking information so that investors can understand a company's future prospects and make informed investment decisions. This Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements in this Form 6-K include, among other things, statements about: (1) our initiatives in the mobile commerce area and the development of mobile commerce generally; (2) the geographic makeup of our revenues and cost of sales; (3) the profitability of our business in general or of any portion of our business; (4) the ability of our business in general or of any portion of our business to generate revenues or positive cash flows in the form of "EBITDA" or "EBITDASO" or otherwise; (5) the composition of our revenues and cost of sales, including our use of professional services provided by third parties; and (6) the technological and commercial development of our business and of the mobile commerce and Internet sectors.

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, future transactions or future business initiatives, identify forward-looking statements. Forward-looking statements are based on our present expectations of future events. They are not guarantees of future performance. As such, you should not place undue reliance on any forward-looking statements.

Forward-looking statements speak only as of the date they are made. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These risks and uncertainties include the following:

(1) the possibility that the anticipated benefits from our recent acquisitions and investments will not be fully realized;

(2) the possibility that our costs or difficulties relating to our integration of Blaze, GemStone and AFS will be greater than expected;

(3) our dependence on the timely development, introduction, support and customer acceptance of mobile commerce and Internet services;

(4) the rapidly changing technology and shifting commercial requirements and usage patterns in the mobile commerce and Internet sectors;

(5) the unsettled and evolving regulatory and legal environment affecting the mobile commerce and Internet sectors;

(6) other risks and uncertainties, including the impact of competitive services, products and prices on our business and our ability to attract and retain key personnel; and

(7) other factors as may be detailed from time to time in our public announcements and filings with the U.S. SEC.

Our relative levels of profit, revenues, costs and cash flows are subject to all of the foregoing factors, in addition to the factors referenced below. For additional information about factors that could affect our future financial and operating results, see our other filings with the U.S SEC, including factors set forth from time to time in our reports on Form 6-K, our Registration Statement on Form F-4 filed with the Commission on September 8, 2000. You should also consider the following factors:

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

WE HAVE A HISTORY OF LOSSES AND EXPECT FUTURE LOSSES.

We experienced net losses of DM 133.2 million for the nine months ended September 30, 2000, DM 51.5 million for the six months ended December 31, 1999 and net losses of DM 47.3 million, DM 8.6 million and DM 1.7 million for the fiscal years ended June 30, 1999, 1998 and 1997. Our accumulated deficit through September 30, 2000 was DM 242.3 million. We also experienced negative earnings before interest expense and interest income, taxes, depreciation and amortization during each of these periods.

We expect to continue to operate at a net loss and experience negative cash flow as we continue our development program and expand our business. Continuing net losses and future cash shortfalls may require additional debt or equity financing. This may not be available to us on a timely basis, at acceptable terms, or at all. If we cannot obtain needed financing on acceptable terms, we may not be able to continue our development programs or expand our business.

OUR MARKET IS IN AN EARLY STAGE OF DEVELOPMENT AND IS RAPIDLY EVOLVING.

The market for our products and services is in its early stages of development and is rapidly evolving. A viable market for our products and services may not emerge or be sustainable. As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty, especially where acquisition of the product often requires a large capital commitment or other significant commitment of resources. This uncertainty is compounded by the risks that consumers and businesses will not adopt e-business commerce and that an appropriate infrastructure necessary to support increased e-commerce and communication will fail to develop to a sufficient extent and within an adequate time frame to permit us to succeed.

Adoption of e-business and knowledge management, particularly by those individuals and businesses that have relied upon traditional means of commerce and communication, will require a broad acceptance of new and substantially different methods of conducting business and exchanging information. Our products and services involve a new approach to the conduct of e-business that may make intensive marketing and sales efforts necessary to educate prospective customers about the uses and benefits of its products and services. For example, businesses that have already invested substantial resources in other methods of conducting e-business may be reluctant or slow to adopt a new approach that may replace, limit, or compete with their existing systems. The security concerns of existing and potential users of our products and services may inhibit the growth of e-business generally and the market's acceptance of its products and services in particular. If the Internet and the related electronic communication channels fail to gain acceptance as widely used media for banking transactions and other commerce, our business will be adversely affected.

OUR SUCCESS DEPENDS UPON THE SUCCESS OF THE INTERNET.

Sales of most of our products and services will depend upon the adoption of the Internet and the related electronic communication channels as widely used media for banking transactions and other commerce. If these channels do not develop as we anticipate, we may not be able to grow our business and become profitable.

The Internet and the related electronic communication channels have experienced, and are expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the electronic communication infrastructure will continue to be able to support the demands placed on it by this continued growth. Electronic communication channels could lose their viability due to delays in the development or adoption of new standards and protocols to handle increased levels of online business activity or due to increased governmental regulation.

Global commerce and online exchange of information over the Internet through various electronic communication channels are relatively new and evolving. They may not prove to be viable for commercial transactions. Issues concerning the commercial use of the Internet and the related electronic communication channels, such as security, reliability, cost, ease of use, accessibility, and quality of service, and the subsequent outcomes of these issues, may negatively affect their growth or the attractiveness of e-business. If the necessary infrastructure and complementary products are not developed, or if they do not become viable for commercial transactions, our business, financial condition and results of operations will be materially and adversely affected.

WE INTEND TO RELY ON THIRD PARTY CONSULTANTS, DISTRIBUTORS AND CUSTOMIZERS TO SELL OUR PRODUCTS.

For most of our history, we engaged primarily in the direct sales of products to banks and other business customers. We also provided services to these customers to adapt and customize our products to their existing informational systems and their specific requirements. We now increasingly intend to emphasize indirect sales through third parties, including joint ventures to which we may license software, as part of our business strategy to increase sales and market penetration and to enter into new e-commerce sectors and geographic regions. If these relationships fail, we will have to devote substantially more resources to the distribution, sales and marketing, implementation and support than we would otherwise. Our efforts may not be as effective as those of our partners.

For these indirect sales, we rely on system integrators, value added resellers, consultants and joint ventures that perform or contract with others for needed installation and customization services. We have relationships with only a limited number of third party distribution partners. We intend to increase our reliance on these partners in the future.

The continued success of this strategy will depend on our ability to enter into and expand profitable relationships with third parties, including joint ventures to which we may license our software. These third parties must be willing and able to distribute our products under license and perform or contract for the necessary services to install and customize them. Our agreements with these third parties may not restrict them from competing with us.

WE MUST COMPETE SUCCESSFULLY IN HIGHLY COMPETITIVE MARKETS OR OUR BUSINESS WILL NOT BECOME PROFITABLE.

The e-business software industry is highly competitive. We may not be able to compete successfully with current or future competitors. We expect that competition will increase from both existing suppliers and new suppliers entering the market. We compete in particular with providers of software platforms for e-business and providers of software applications for e-business. Potential customers could also develop their own solutions for accessing electronic distribution channels.

Some of our competitors have longer operating histories, and significantly greater financial, technical, marketing, and other resources than we have. They may thus be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Current and potential competitors may have greater name recognition and more extensive customer bases. These competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to purchasers than we can. They may also bundle their products in a manner that may discourage users from purchasing products offered by us. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. New competitors or alliances among competitors may emerge.

The principal competitive factors affecting the market for our products are depth and breadth of functionality offered, ease of application development, time required for application development, reliance on industry standards, reliability, scalability, maintainability, personalization, product quality, price, and customer support.

The information services, software and communications industries are now characterized by rapid technological change, changes in customer requirements, frequent new product and service introductions and enhancements, and emerging industry standards. Our future success will depend, in part, on our ability to develop leading technologies, enhance existing products and services, develop new products and services that address the increasingly sophisticated and varied needs of prospective customers, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The introduction of products and services embodying new technologies and the emergence of new industry standards and practices can render existing products and services obsolete and unmarketable.

We may not be successful in effectively using new technologies, adapting our products to emerging industry standards, developing, introducing, and marketing product and service enhancements, or new products and services. We may also experience difficulties that could delay or prevent the successful development, introduction, or marketing of these products and services. Our new product and service enhancements may not adequately meet the requirements of the marketplace and achieve market acceptance.

If we fail to develop and introduce new products and services or enhancements of existing products and services in a timely manner in response to changing market conditions or customer requirements, or if new products and services do not achieve market acceptance, our business, financial condition and results of operations will be materially and adversely affected.

IF WE FAIL SUCCESSFULLY TO MANAGE OUR GROWTH, WE MAY HARM OUR ABILITY TO SERVE OUR CUSTOMERS, DISRUPT OUR OPERATIONS AND IMPAIR OUR ABILITY TO PURSUE OUR BUSINESS STRATEGY.

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The rapid growth of our business and sales has created significant demands on our personnel and on our administrative and financial resources. If we are unable to manage this growth successfully, our ability to take advantage of and grow our business could be severely impeded. Our ability to manage growth will depend in part on our administrative, financial and operational controls and our continued ability to create the infrastructure necessary to exploit market opportunities for our products and services. Our senior management has generally had limited experience in managing large and rapidly growing business organizations. Our ability to compete effectively and to grow our business profitably will require us to continually improve our financial and management controls, reporting systems and procedures on a timely basis, implement new systems as necessary, and expand, train and manage our workforce. The failure of our management to respond effectively to these challenges and to changes in business conditions could significantly affect our business, results of operations and financial condition.

During 1999, we implemented a new integrated operational system for accounting and control functions related to our German operations. We have no integrated system for operations outside of Germany. If we are unable to implement an integrated system for our worldwide operations on a timely basis, our ability to manage our business effectively on a global basis could be materially and adversely affected.

IF WE FAIL TO OBTAIN ADDITIONAL CAPITAL AS NEEDED IN THE FUTURE, WE MAY NOT BE ABLE TO DEVELOP AND EXPAND OUR BUSINESS.

As we continue to develop and expand our business, we may require significant additional capital to fund our capital expenditures, research and development and working capital needs, as well as our debt service requirements and anticipated cash flow deficits. The actual amounts and timing of our future capital requirements may vary significantly from our estimates. We continually reevaluate our business plan. Our business plan may change in material respects. Any change could result in unforeseen needs for additional financing. Our revenues and costs are dependent on factors that are largely beyond our control, such as changes in technology, increased competition, regulatory developments, fluctuation in interest or currency exchange rates and various other factors. Due to the uncertainty of these factors, our actual revenues and costs may vary significantly from our forecasts. The significant variation will affect our future capital requirements.

IF WE FAIL TO MAKE SUCCESSFUL ACQUISITIONS AND INTEGRATE ACQUIRED BUSINESSES, OUR GROWTH AND THE FUTURE VIABILITY OF OUR BUSINESS COULD BE ADVERSELY AFFECTED.

In the last twelve months, we acquired Blaze and GemStone and made several other strategic acquisitions. We have also entered into a definitive agreement to acquire AFS. We will continue to explore acquisitions of related businesses as an important element of our growth strategy.

Our ability to implement this strategy will depend on our ability to identify appropriate acquisition targets, to complete acquisitions, including the pending acquisition of AFS, and to integrate the operations, technologies, products and personnel of acquired businesses, including our recent acquisitions of Blaze and GemStone and the pending acquisition of AFS. Our ability to make acquisitions will be limited by our financial resources, including available cash and borrowing capacity and the market value and liquidity of our shares. Acquisitions could also divert management attention from our other operations. We could also lose key employees of acquired businesses. We could also incur substantial expenses following an acquisition, including expenses of integrating an acquired business.

We expect that competition for appropriate acquisition targets may be significant. We may compete with other software companies with similar acquisition strategies, many of which may be larger and have greater financial and other resources than we have. We believes that competition for acquisition targets in our industry is based on a number of factors, including price, terms, size and access to capital, ability to offer cash, stock or other forms of consideration. We may not be able to identify and acquire suitable companies on acceptable terms.

WE MAY FAIL SUCCESSFULLY TO INTEGRATE THE OPERATIONS OF BLAZE AND GEMSTONE INTO OUR COMPANY, WHICH COULD RESULT IN A FAILURE OF THE COMBINED COMPANY TO REALIZE THE POTENTIAL BENEFITS OF THESE MERGERS.

With our recent acquisitions of Blaze and GemStone, we must integrate the operations and technologies of the two companies and manage geographically dispersed operations. Among the challenges involved in this integration is demonstrating to customers that the mergers will not result in an adverse change in customer service standards or business focus and persuading our personnel that our business cultures are compatible. The integration process will be expensive and time consuming. It may strain management and other resources. The integration of the companies requires, among other things:

-- educating employees about the technologies and products of the combined company;

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--   coordinating or combining research and development and sales and marketing efforts; and

-- aligning the strategic plans of the previously independent management teams.

The difficulties of integration may be increased because our combined operations are geographically distant. For example, we now conduct research and development operations in Stuttgart, Germany, in San Jose, California and in Portland, Oregon, among other locations. Integration issues may distract management's attention from the day-to-day business of the combined company. If we fail to integrate the companies quickly and efficiently, we will not realize the benefits we expect from the merger and our business and results of operations could be impaired.

IF TWISTER DOES NOT CONTINUE TO GAIN MARKET ACCEPTANCE OR IS NOT ADAPTED OR EXTENDED TO MEET CHANGING TECHNOLOGY AND CUSTOMER NEEDS, OUR BUSINESS COULD FAIL.

Our success depends on the continued and growing acceptance of products based on Twister and our continuing ability to introduce new versions of Twister and to adapt the Twister platform for changes in computer and communications hardware, informational system software, channels for electronic access, communication and distribution, and evolving customer needs. If demand for products based on Twister does not continue to grow, or pricing or demand is otherwise adversely affected by competition or technological change, our business could fail.

IF WE FAIL TO RETAIN AND ATTRACT KEY MANAGEMENT, TECHNICAL AND OTHER PERSONNEL, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

Our success depends to a large extent on the efforts and ability of our management and other key employees. Our ability to retain and attract qualified management, technical and sales personnel is critical to the success of our business. The loss of management or key employees, in particular in the area of research and development, or our inability to hire additional qualified personnel as required, could have a detrimental effect on our business, financial condition and results of operations. There is intense competition among companies in our industry for employees because of a shortage of qualified personnel. Because of this shortage, we could suffer losses of key personnel whom we may not be able to replace. In addition, we may not be able to retain employees of Blaze or GemStone if we are not able quickly and successfully to integrate those companies and their employees into our company.

DEFECTS IN OUR PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS AND RESULT IN LARGE REMEDIAL EXPENDITURES OR CLAIMS AGAINST IT.

Our software products could contain latent defects. Any latent defects could:

-- adversely affect the performance of our software and significantly reduce the demand for our products;

--   generate negative publicity;

-- result in the loss of existing orders or a delay in the receipt of new orders;

-- delay the introduction of new products or new versions of our existing products;

--   divert development resources; and

-- result in additional warranty and service costs and product liability claims.

Since our products are critical to the functioning of electronic distribution and sales channels, any failure of our products could result in substantial financial losses for businesses using our products. Contractual conditions limiting our liability may not be valid in all cases and under all legal systems. Sufficient insurance coverage may not be available to us on reasonable terms. We are subject to the risk that product claims may be made against us in the future.

We have taken the year 2000 date recognition problem of certain computer software and hardware into account in designing our software products. We warrant the year 2000 compatibility of our software to our customers. We cannot exclude the possibility that claims for year 2000 non-compliance may arise in the future.

OUR FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS COULD REDUCE OUR REVENUES OR RESULT IN COSTLY LITIGATION.

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To maintain the benefits of our technology, we need to protect our intellectual property rights, and we also need to invest in research and development. Our success as an enterprise depends to a large extent on the protection of intellectual property rights for the software we develop. We generally do not rely on patents to protect our intellectual property interests. We seek to protect our intellectual property rights through confidentiality covenants with management, employees and third parties as well as through copyright and trademark protection. However, we cannot guarantee that we will be able to protect proprietary information. Existing measures or intellectual property laws may not be sufficient to prevent the independent development of similar technologies by competitors. We also cannot assure you that we can sustain the level of capital expenditure necessary to protect our technological position.

OTHERS MAY MAKE CLAIMS THAT WE INFRINGE THEIR INTELLECTUAL PROPERTY. THESE CLAIMS COULD BE COSTLY TO DEFEND AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

We are subject to the risks of claims alleging infringement of third party intellectual property rights. These claims could require us to:

--   spend significant sums in litigation;

--   pay damages;

--   divert significant management resources;

--   cause delays in the marketing and sale of our products;

--   enter into royalty or licensing arrangements;

--   cause us to discontinue the use of challenged technology or trademarks; or

--   develop non-infringing intellectual property.

The risks of infringement claims may increase in the future because of increasing competition and because the functions of various products being offered in the market can overlap. Claims based on alleged or actual infringement of intellectual property rights could have a significantly detrimental effect on our business, financial condition and results of operations.

REGULATION OF THE INTERNET OR OF ENCRYPTION TECHNOLOGY COULD IMPAIR THE DEVELOPMENT OF E-BUSINESS AND DECREASE DEMAND FOR OUR PRODUCTS OR INCREASE OUR COSTS.

Access to and commercial transactions on the Internet are subject to few specific legal regulations. As the market matures, regulation of the access to and the transaction of business on the Internet will likely increase because of rising usage or abuse. The adoption of regulations could deter the growth of electronic distribution and sales of products that would have a detrimental effect upon our business.

The Twister application, X.PRESSO security package, is equipped with a 128-bit encryption technology, to provide secure data transfer in the case of electronic settlement of financial services through electronic distribution channels. This encryption technology is important for marketing our products to businesses offering e-finance and e-commerce services. The export of encryption technology has been subject to strict export controls, which have been liberalized in recent years. The export and use of this encryption technology is not subject to either German or European Union prohibitions or limitations for the geographic markets that are relevant to us. Under U.S. laws, the export of 128-bit encryption technology from the United States is prohibited without an export license. Export licenses can be obtained, however, for software used by financial service companies as end users to secure their electronic distribution channels. We have received a license from the U.S. Department of Commerce, Bureau of Export Administration. The license expires July 31, 2001. This enables U.S. banks to use the X.PRESSO Security Package for electronic distribution outside the United States as well. On December 2, 1998, the French governmental body Service Central de la Securite des Systemes d'Information, or SCSSI, authorized the so-called "collective" use of the X.PRESSO security package 1.3 by French financial institutions. This authorization will expire on November 27, 2003 unless renewed or extended.

Germany, the European Union, the United States or other jurisdictions may further restrict distribution of 128-bit encryption technology. The U.S. Department of Commerce could cancel the license issued to us, refuse to extend the license beyond July 31, 2001, or delay granting an extension. These actions could have a detrimental effect on the marketing of the X.PRESSO Security Package application and on our business as a whole. Also, if

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existing export license requirements in the United States were rescinded, we could be exposed to additional competition.

NEW DEVELOPMENTS MAY COMPROMISE OR BREACH ENCRYPTION TECHNOLOGY USED BY US TO PROTECT CUSTOMER TRANSACTION DATA AND REDUCE DEMAND FOR OUR PRODUCTS.

A significant barrier to online commerce and communication is the secure exchange of value and confidential information over public networks. We rely on encryption and authentication technology, including licensed public key cryptography technology, to provide the security and authentication necessary to accomplish the secure exchange of value and confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or new developments will not result in a compromise or breach of licensors' or other algorithms used by us to protect customer transaction data. If a compromise of our security were to occur, it could significantly reduce demand for our products.

OUR RESULTS OF OPERATIONS ARE SUBJECT TO STRONG VOLATILITY THAT COULD AFFECT OUR ABILITY TO MEET OUR OBLIGATIONS UNDER THE INDENTURE GOVERNING OUR SENIOR NOTES.

Our results are and will continue to be subject to strong volatility that could affect its ability to make payments on the senior notes when due. A wide range of factors may precipitate variations in results that could hurt our ability to make payments on the senior notes. These factors include the introduction by us, or our competitors, of new or improved products, the market acceptance of our products, the timing of revenue recognition related to large orders, accounting rules applicable to the recognition of license revenues, changes in operational costs, pricing, third party distributor relationships, the introduction or rescission of governmental regulation, and the various other matters considered in these risk factors.

OUR GEOGRAPHIC EXPANSION INVOLVES SIGNIFICANT RISKS. WE MAY NOT BE SUCCESSFUL IN INCREASING AND MEETING DEMAND FOR OUR PRODUCTS OUTSIDE OF EUROPE.

In recent years, we have sought to expand the geographic scope of our markets outside Germany and Europe, particularly in Asia and the United States. We have made, and expect to continue to make, significant expenditures to expand our geographic presence, including the acquisition of related businesses in other geographic regions. Our ability to be successful in this strategy has been, and will continue to be, affected by differences in the technological and competitive environment in these markets and in the market acceptance of our products. Geographic expansion generally increases the risks of doing business on an international basis. These risks can include variance in protection of intellectual property, trade barriers, differing payment cycles, differing tax consequences, variance in local laws and regulations, compliance with a range of laws, regulations and treaties and the need to staff and manage foreign operations.

CHANGES IN FOREIGN EXCHANGE RATES OR INTEREST RATES COULD HAVE ADVERSE EFFECTS ON OUR EURO REVENUES AND CASH FLOWS WHICH MAY REDUCE OUR ABILITY TO SATISFY OUR EURO DENOMINATED OBLIGATIONS, INCLUDING OUR SENIOR NOTES.

Changes in foreign currency exchange rates can affect our ability to sell our products at satisfactory prices, can reduce the value of our assets and revenues and increase our liabilities and costs and may reduce our ability to satisfy our obligations denominated in Euros, including our obligations under our senior notes. Even if foreign currency expenses substantially offset revenues in the same currency, our profits may be diminished when reported in Deutsche marks or Euro. We have not sought to reduce our exposure to exchange rate risks through hedging transactions. We may suffer losses solely because of exchange rate fluctuations.

Members of our management board own a substantial portion of our outstanding shares and may have a controlling influence over our business.

Members of our management board beneficially own a substantial portion of our outstanding ordinary shares. They are likely to continue to have a controlling influence over all material decisions concerning our business, including the future composition of the supervisory board and, indirectly, the management board. They may be in a position to prevent any change to the composition of our management board.

WE RELY ON THE FINANCIAL SERVICES SECTOR FOR A SIGNIFICANT PROPORTION OF OUR REVENUES. A DECLINE IN THE DEMAND FOR OUR PRODUCTS BY BANKS COULD SIGNIFICANTLY IMPAIR OUR BUSINESS.

We have historically relied on the sale of our products and services to European banks for most of our revenue. Although we are seeking to expand into other e-business sectors and geographic regions, we may not be able to duplicate our success with e-banking products in these other sectors or regions. If we fail to expand successfully,

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we would be adversely affected by a decline in demand for our e-banking products and services or greater competition in providing these products and services.

OUR RESULTS DEPEND ON A SMALL NUMBER OF LARGE ORDERS AND OUR REVENUE COULD DECLINE SIGNIFICANTLY DURING A PERIOD BY OUR FAILURE TO COMPLETE ONE OR MORE SALES.

We derive a significant portion of our revenues from a small number of relatively large orders. In the three months ended September 30, 2000, approximately 11.2% of total revenue was derived from one customer and approximately 3.6% from another customer. In the six months ended December 31, 1999, approximately 11.3% of total revenue was derived from one customer. Our operating results for a particular period could be materially and adversely affected if we are unable to complete one or more substantial license sales or implementations planned for that period.

WE MAY BE UNABLE TO MEET OUR DEBT SERVICE OBLIGATIONS UNDER THE INDENTURE GOVERNING OUR 11 1/2% SENIOR NOTES DUE 2010 IF WE CANNOT IMPLEMENT OUR STRATEGY SUCCESSFULLY AND GROW OUR BUSINESS.

Our ability to service our indebtedness will depend on the future performance of our business and whether we can successfully implement our business strategy. Our future performance will be subject to the further development of the market for our products and services, competition, general economic conditions and legal, regulatory and technological factors. We may not generate sufficient cash flow to enable us to service our indebtedness or be able to fund our other cash requirements. If we are unable to generate sufficient cash flow to meet these requirements, we will have to explore other alternatives such as delaying or reducing capital expenditures, including research and development, refinancing our debt, or the sale of additional equity. Our ability to obtain additional financing or equity capital will depend on our financial condition, our prospects and market conditions at that time. We cannot predict whether any debt financing or equity issuance could be accomplished on a timely basis, on satisfactory terms, or at all, or whether these actions would enable us to service our indebtedness.

OUR SUBSTANTIAL AMOUNT OF INDEBTEDNESS AND DEBT SERVICE OBLIGATIONS COULD IMPAIR OUR FINANCIAL HEALTH AND ADVERSELY AFFECT OUR OPERATIONS.

Our large amount of debt and our heavy debt service obligations could have negative consequences for our financial health, including that:

-- they may limit our ability to pursue business opportunities, to borrow more money, to compete effectively and to implement our business strategy;

-- we may have more debt than our competitors, which could put us at a competitive disadvantage;

-- they may reduce our flexibility in responding to changing economic and industry conditions; and

-- they may make us more vulnerable to general economic and industry specific downturns.

THE INDENTURE GOVERNING OUR 11 1/2% SENIOR NOTES DUE 2010 RESTRICTS OUR ABILITY TO OPERATE OUR BUSINESS, WHICH COULD IMPEDE OUR GROWTH.

The terms of the indenture governing our 11 1/2% senior notes due 2010 limit our flexibility in operating our business, which could impede our growth. In particular, the indenture limits our ability and the ability of our subsidiaries to:

--   borrow more money;

--   pay dividends;

--   make investments or buy assets;

--   use assets as security for a loan or other transaction;

--   enter into transactions with affiliates;

--   sell assets;

--   merge or consolidate with other companies; and

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--   engage in joint ventures.

Also, one of our strategies is to consider and take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines fit well with our existing business or whose geographic location or market position enables us to expand into new markets. Our ability to implement this expansion strategy may depend on our ability to finance an expansion within the constraints of our various debt covenants.

MERGER RELATED ACCOUNTING CHARGES MAY DELAY AND REDUCE OUR PROFITABILITY.

The Blaze and GemStone acquisitions are being accounted for under the "purchase" method of accounting. Under the purchase method, the purchase price will be allocated to the assets and liabilities acquired. The excess of the purchase price over net assets acquired will result in intangible assets that we will have to amortize. As a result, we will incur amortization expense from the Blaze and GemStone acquisitions that will delay and reduce our profitability.





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   BROKAT AKTIENGESELLSCHAFT


                                   By:  /s/ Michael Janssen
                                        ---------------------------------------
                                        Name:     Michael Janssen
                                        Title:    Chief Financial Officer


Date: November 14, 2000





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